December 2, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. William Demarest / Ms. Kristina Marrone

Re:	La Rosa Holdings Corp.
Form 10-K for the year ended December 31, 2023 Filed April 16, 2024
File No. 001-41588

Dear Mr. Demarest and Ms. Marrone:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 19, 2024 with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the response are references to the page numbers in Form 10-K.

Form 10-K for the year ended December 31, 2023

Note 3. Business Combinations, page F-15

1. We note the acquisitions of CW Properties, Premier, Orlando and North Florida in December 2023. Please tell us how you evaluated the significance of these acquisitions and how you determined that it was not necessary to provide financial statements of the acquired entities or pro forma financial statements under Rules 8-04 and 8-05 of Regulation S-X.

The Company has reviewed the significance of each of CW Properties, Premier, Orlando and North Florida, using the asset test, the investment test and the income test as described in S-X Rule 1-02(w). The Company evaluated the highest result of the three tests to determine its reporting requirements. None of the four exceeded 1.95% in the asset test, 4.59% in the investment test, 9.27% for revenue or 0.37% for net income (both required in the income test). As permitted by S-X 3-05, the Company used La Rosa Holdings Corp. results for the year-ended December 31, 2022 proforma to include the acquisitions of Lake Nona and Kissimmee which closed at the time of its IPO. This method is deemed appropriate in accordance with section 2035.6 of the SEC Reporting Manual. The Company also considered if any of the four acquired entities needed to be aggregated but none of them were deemed to be related entities. Nor did they have common control or management, none of the acquisitions were conditional of another and none of the acquisitions were conditioned on a single common event. Even if combined, no test would produce a required result greater than 50%. As the above did not pass the significance tests under S-X Rule 1-02(w), the pro forma financial information requirements under Rules 8-04 and 8-05 for smaller reporting companies was deemed not applicable. The following table presents the breakdown for each of the acquired entities.

			Income Test
Acquired Company	Investment Test	Asset Test	Income before Tax	Revenue
CW Properties	4.59%	1.62%	0.37%	8.03%
Premier	1.56%	0.30%	0.13%	5.84%
Orlando	2.48%	0.57%	0.19%	7.67%
North Florida	3.49%	1.95%	0.15%	9.27%
Aggregate	12.12%	4.43%	0.84%	30.82%

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact us at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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